

Mail Stop 3030

March 5, 2010

VIA U.S. MAIL

Dr. Marco Schröter
Member of the Management Board and
 Chief Financial Officer
Infineon Technologies AG
Am Campeon 1-12
D-85579 Neubiberg
Federal Republic of Germany

     Re: **Infineon Technologies AG**
            Form 20-F for the fiscal year ended September 30, 2009
            Filed December 8, 2009
            File No. 001-15000

Dear Dr. Schröter:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                Sincerely,

                Jeff Jaramillo
                Accounting Branch Chief